51 Madison Avenue

New York, New York 10010

September 26, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (the “Registrant”)

Registration Nos.: 333-152915 and 811-22227

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests withdrawal of the Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A listed in the table below (the “Amendments”). The Amendments relate to IQ Candriam Sustainable Corporate Bond ETF and IQ Candriam Sustainable Euro Corporate Bond ETF, each a series of the Registrant.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
54	March 30, 2016	485APOS	0000891092-16-013830
64	June 10, 2016	485BXT	0000891092-16-015459
69	July 7, 2016	485BXT	0000891092-16-016016
73	August 4, 2016	485BXT	0000891092-16-016551
81	September 1, 2016	485BXT	0000891092-16-017128
84	September 29, 2016	485BXT	0000891092-16-017654
87	October 27, 2016	485BXT	0000891092-16-018414
89	November 23, 2016	485BXT	0000891092-16-019061
91	December 22, 2016	485BXT	0000891092-16-019674
97	January 19, 2017	485BXT	0000891092-17-000387
99	February 16, 2017	485BXT	0000891092-17-001451
102	March 16, 2017	485BXT	0000891092-17-002121
103	April; 13, 2017	485BXT	0000891092-17-003145
105	May 11, 2017	485BXT	0000891092-17-003851
109	June 8, 2017	485BXT	0000891092-17-004432
111	July 6, 2017	485BXT	0000891092-17-004951
114	August 3, 2017	485BXT	0000891092-17-005629
116	August 31, 2017	485BXT	0000891092-17-006302
119	September 28, 2017	485BXT	0000891092-17-006862
121	October 26, 2017	485BXT	0000891092-17-007634

September 26, 2019

124	November 22, 2017	485BXT	0000891092-17-008403
126	December 21, 2017	485BXT	0000891092-17-009023
128	January 18, 2018	485BXT	0000891092-18-000303
130	February 20, 2018	485BXT	0000891092-18-001439
132	March 15, 2018	485BXT	0000891092-18-002197
134	April 12, 2018	485BXT	0000891092-18-003486
138	May 10, 2018	485BXT	0000891092-18-004250
140	June 7, 2018	485BXT	0000891092-18-004700
144	July 5, 2018	485BXT	0000891092-18-005175
148	August 2, 2018	485BXT	0000891092-18-005650
155	August 30, 2018	485BXT	0000891092-18-006164
160	September 27, 2018	485BXT	0000891092-18-006968
164	October 25, 2018	485BXT	0000891092-18-007679
167	November 21, 2018	485BXT	0000891092-18-008376
174	December 20, 2018	485BXT	0000891092-18-009250
176	January 17, 2019	485BXT	0000891092-19-000632
178	February 14, 2019	485BXT	0001144204-19-007760
180	March 14, 2019	485BXT	0001144204-19-013840
181	April 11, 2019	485BXT	0000891092-19-004452
182	May 10, 2019	485BXT	0000891092-19-005699
183	June 6, 2019	485BXT	0001144204-19-030004
184	July 3, 2019	485BXT	0001144204-19-033690
185	August 1, 2019	485BXT	0001144204-19-037092
187	August 29, 2019	485BXT	0000891092-19-009004

No securities were sold in connection with the Amendments and the Registrant has determined not to proceed with the offering of these series at this time.

Please direct any questions concerning the Amendments or the foregoing matters, to the undersigned at (212) 576-7634.

Very truly yours,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Jonathan Zimmerman

Barry I. Pershkow, Esq.